

August 26, 2013

<u>Via Email</u>
Phillip W. Barnhouse
Chief Financial Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

> **Re:** **Porter Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed August 8, 2013**
> **File No. 001-33033**

Dear Mr. Barnhouse:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Financial Condition, page 47

1. We note your disclosure on pages 47-50 discussing the trends in your loan portfolio and allowance for loan losses (ALLL) during 2013. We note the fact that you booked a provision for loan losses of only $450 thousand in the six months ended June 30, 2013 compared to $7.8 million in the six months ended June 30, 2012 and $40.3 million in the year ended 2012. We further note non-performing loans (NPLs) increased 19% at June 30, 2013 compared to

December 31, 2012, the total ALLL decreased 34% at June 30, 2013 compared to December 31, 2012, the ALLL as a percentage of total loans decreased to 4.85% at June 30, 2013 compared to 6.30% at December 31, 2012, and the coverage ratio (ALLL as a percentage of NPLs) declined to 33% at June 30, 2013 compared to 60% at December 31, 2012. Please tell us in detail and revise future filings to more comprehensively explain how changes in the credit quality of your loan portfolio were considered in your loan loss provision recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief